11021441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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*AB 3/21

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 14 2011
Washington, DC
110

SEC FILE NUMBER
8-40044

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2107 5th Avenue North, Suite 500
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Jones (205) 307-7870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gary Hutto CPA, LLC
(Name – *if individual, state last, first, middle name*)

PO Box 382823	Birmingham	AL	35238-282
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VB 3/30

OATH OR AFFIRMATION

I, Michael A. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Capital Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman & CEO

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Mar 15, 2011
BONDED THRU NOTARY PUBLIC UNDERWRITERS

RODERICK O. MACK
Notary Public
STATE OF ALABAMA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES CAPITAL CORPORATION

Statement of Financial Condition

December 31, 2010

(With Independent Auditor's Report Thereon)

Gary Hutto CPA, LLC
PO Box 382823
Birmingham, AL 35238-2823

Independent Auditor's Report

The Board of Directors
Securities Capital Corporation:

I have audited the accompanying statement of financial condition of Securities Capital Corporation, an Alabama corporation, (Company) as of December 31, 2010. The statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on the statement of financial condition based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Securities Capital Corporation as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Gary Hutto CPA, LLC

Birmingham, Alabama
March 11, 2011

SECURITIES CAPITAL CORPORATION

Statement of Financial Condition

December 31, 2010

Assets

Cash	$	123,677
Deposits with Clearing Organizations		8,433
Commisssions Receivables, Net		8,206
Receivable from Stockholder		1,808
Securities Owned at Fair Value		287
Furniture and Fixtures (less accumulated depreciation of $14,443)		13,082
Total Assets	**$**	**155,493**

Liabilities and Stockholders' Equity

Accounts Payable	$	358
Total Liabilities		**358**

Stockholder's Equity

Common Stock, $25 Par Value, 200 Shares Issued, Authorized and Outstanding		5,000
Additional Paid-in Capital		300,516
Retained Deficit		(150,381)
Total Stockholder's Equity		**155,135**
Total Liabilities and Stockholders' Equity	**$**	**155,493**

The accompanying notes are an integral part of this financial statement.

(1) Organization and Nature of Operations

Securities Capital Corporation (the Company), an Alabama corporation, is engaged in the buying and selling of investment securities as a registered broker-dealer with the Securities and Exchange Commission (SEC) and participates in the municipal bond securities market. It is also regulated by the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB).

The Company's statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

The Company began its operations in 1988 and its Chairman and Chief Executive Officer wholly owns all the common stock of the Company. The Company has one office located in Birmingham, Alabama.

The Company's primary business consists of providing security brokerage services to individuals and institutional investors who generate substantially all of its commission revenues. All securities transactions are settled through a clearing broker on a fully disclosed basis.

Pershing LLC (an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation) (Pershing or Clearing Firm) serves as the carrying broker. The Clearing Firm clears and performs the majority of other back office operations and maintains and preserves customer books and records as required by applicable provisions of the securities' laws and the applicable rules of its regulators. Furthermore, the Company is a correspondent of Saxony Securities, Inc. (Saxony or Reintroducing Firm).

Under the terms of the Company's agreements with Pershing and Saxony, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on an account, although management expects no losses under these agreements.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer. The Company principally acts as broker-dealer for various retail and institutional investors engaged in primarily the purchase and sale of equity securities and government securities and municipal underwritings, generally as part of a selling syndicate.

(b) Use of Estimates in Financial Statement

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents approximate their fair values.

(d) Deposits with Clearing Organizations

Cash and securities on deposit with clearing organizations include cash deposits with Saxony.

(e) Accounting for Securities Transactions and Commissions

Securities trading revenue, commission income, and related expenses are recorded on a trade date basis. Receivables from broker-dealers are also recorded on that basis. The Company applies the provisions of FASB ASC 940-605, *Financial Services-Broker and Dealers, Revenue Recognition* to municipal underwritings in which the Company participates. ASC 940-605 requires that in order to recognize income from an underwriting three events must occur:

1. The registration statement must be effective,
2. The broker-dealer must make a firm commitment to purchase the debt from the issuer, and
3. The broker-dealer, if not the lead underwriter, must know how much of the debt principal has been allotted to him.

(f) Furniture and Fixtures

Furniture and fixtures are recorded at cost. Depreciation of furniture and equipment is provided on a straight-line basis over a blended class life of seven years.

(g) Income Taxes

The Company has elected treatment as a Sub-Chapter S corporation for both federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the accompanying statement of operations because all income and loss of the Company flows through to its shareholders in accordance with Sub-Chapter S of the Internal Revenue Code of 1986, as amended. The Company's net income or loss is allocated pro rata according to stock ownership.

(h) Subsequent Events

The Company has evaluated the effects of events or transactions through the date of this filing that have occurred subsequent to period end December 31, 2010. The Company does not believe there are any material subsequent events that would require further recognition or disclosure.

(3) Regulatory Requirements and Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times

net capital, as defined. At December 31, 2010, the Company had net capital of $136,866, which was $36,866 in excess of required net capital.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection—Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(4) Commitments and Contingencies

There were no contingent liabilities or commitments outstanding as of December 31, 2010. The Company is subject to the risk of litigation occurring in the ordinary course of its business. However, on management is not aware of any potential litigation against the Company. The Company has not, and does not currently, retain legal counsel

(7) Transactions with Clearing Firm

As further discussed in note 1, Pershing and Saxony provide clearing services and reintroducing services to the Company, respectively, in the normal course of operations pursuant to an agreement dated March 16, 2010 by and between Saxony and the Company and the "Tri-Party Reintroducing Addendum to Fully Disclosed Clearing Agreement" by and between Saxony, Pershing and the Company. Amounts for such services, among other things, are paid pursuant to those agreements. The amounts paid for such services are included in brokerage and clearing fees line in the accompanying statement of operations.

The deposits with clearing organizations are maintained with the Company's Reintroducing Broker or former Reintroducing Broker to secure the Company's performance with such companies.

As of December 31, 2010, Saxony owed the Company $8,300 in net commissions (shown in the statement of financial condition under the classification commissions receivable, net).

Saxony reduces the commissions receivable due the Company by execution and clearing expenses due Saxony and increases in the clearing deposit required by Saxony. The amounts shown in the accompanying statement of financial condition as commissions receivable, net, are net of the expenses or costs described in the preceding sentence.

(8) Related Party Transactions

The Company is a family owned and run business. All employees/officers are related to each other. However, the Company does not purchase any goods or obtain any services (other than as employee/officers of the Company) from such related parties.

(9) Concentration of Credit Risk

The Company is engaged in trading various investment securities whose counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

(10) Reconciliation of Statement of Financial Condition

The following represents reconciliation between the unaudited Form X-17a-5 statement of financial condition and the audited statement of financial condition as of December 31, 2010:

	Balance per Unaudited Form X-17a-5	Reclassifying and Adjusting Entries: Debit	Reclassifying and Adjusting Entries: Credit	Balance per Audited Statement of Financial Condition
Assets				
Cash	$ 123,677	$ -	$ -	$ 123,677
Deposits with Clearing Organizations	-	8,433	-	8,433
Commissions Receivable, Net	16,639	-	8,433	8,206
Receivable from Stockholder	-	1,808	-	1,808
Securities Owned at Fair Value	287	-	-	287
Furniture and Fixtures (less accumulated depreciation of $14,443)	16,167	-	3,085	13,082
Total Assets	**$ 156,770**	**$ 10,240**	**$ 11,518**	**$ 155,493**
Liabilities				
Accounts Payable	$ 358	$ -	$ -	$ 358
Total Liabilities	**358**	**-**	**-**	**358**
Stockholder's Equity				
Common Stock	5,000	-	-	5,000
Additional Paid-in Capital	300,516	-	-	300,516
Retained Earnings	(149,104)	36,163	34,886	(150,381)
Total Stockholder's Equity	**156,412**	**36,163**	**34,886**	**155,135**
Total Liabilities and Stockholder's Equity	**$ 156,770**	**$ 36,163**	**$ 34,886**	**$ 155,493**